AEM SPA



03 JUL -2 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/260/2003/AG/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS



03024281

June 26, 2003

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued yeasterday, regarding the Shareholders' Meeting convened for next August.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Antonella Giacobone
Company Secretary

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Encl.

dlw 7/2

FILE NO. 82-4911

PRESS RELEASE

Milan, 26 June 2003 – Today the Board of Directors of AEM S.p.A. held a meeting under the chairmanship of Giuliano Zuccoli. The Board authorised the Chairman to convene a shareholders' meeting in August 2003 to request:

- the power to issue bonds non-convertible into Company shares for a total of up to one billion euros during the next five years;

Moreover, according to article 16 of the Company's Statute, the shareholders will be requested to:

- authorise the subscription of additional shares issued by Edipower SpA (in which AEM holds a 13,4% stake)

- authorise to cash the e.Biscom convertible bond, currently being subscribed by AEM;

The request to obtain an authorisation to issue non-convertible bonds and the possible sale of the e.Biscom bonds, which is not contemplated at the moment, are both part of a strategy designed to take advantage rapidly of any favourable and profitable opportunity the market should make available in the future. This in order to improve further the AEM Group's financial and capital structure.

As to Edipower, in a move to roll over the bridge loan (maturing in September) granted by the banking system to finance the acquisition of Eurogen (subsequently merged into Edipower), it might be necessary to re-balance its capital structure. Hence, the likely share issue by Edipower.

Also, the Board of Directors appointed director Francesco Randazzo Deputy Chairman of AEM S.p.A..

For more information:

Press Office: 027720.3093
e-mail: ufficiostampa@aem.it

Investor Relations: 027720.3879
e-mail: ir@aem.it